EXHIBIT 5.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form F-10 of our report dated March 25, 2013, except for the disclosure and effects of the matters described in Notes 28 and 29 (b) and the matter discussed in the third paragraph of Management’s Report on Internal Control over Financial Reporting, as to which the date is November 14, 2013, relating to the consolidated financial statements (restated) of Turquoise Hill Resources Ltd. for the year ended December 31, 2012 and the effectiveness of Turquoise Hill Resources Ltd.’s internal control over financial reporting at December 31, 2012 appearing in the Annual Report on Form 40-F/A of Turquoise Hill Resources Ltd. for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP Vancouver, Canada

November 25, 2013